UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Primus Telecommunications Group, Incorporated

(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State of incorporation or organization)	(I.R.S. employer identification number)

7901 Jones Branch Drive, Suite 900 McLean, Virginia	22102
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Contingent Value Rights

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

General

On June 12, 2009, the United Stated Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order confirming the Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated (“Group”) and its Affiliate Debtors (the “Plan”). On July 1, 2009 (the “Effective Date”), the Plan became effective.

On the Effective Date, Group’s common stock outstanding immediately prior to the Effective Date (the “Old Common Stock”) was cancelled pursuant to the Plan. Pursuant to the terms of the Plan, and as soon as practicable after the Effective Date, Group will issue to holders of Old Common Stock contingent value rights (“Contingent Value Rights” or “CVRs”) to receive up to an aggregate of 2,665,000 shares (the “CVR Shares”) of new common stock, par value $0.001 per share, of Group (the “New Common Stock”). In connection with the issuance of the Contingent Value Rights, Group entered into a Contingent Value Rights Distribution Agreement (the “CVR Agreement”), in favor of holders of CVRs thereunder, dated as of the Effective Date.

The following description of the Contingent Value Rights is a summary and is qualified in its entirety by the CVR Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Distributions of New Common Stock to Holders of Contingent Value Rights

Subject to the terms of the CVR Agreement, holders of CVRs will receive their pro rata share of up to 2,665,000 CVR Shares. A distribution of CVR Shares is required to be made by Group if, as of any determination date (described below), Group’s equity value (assuming cash exercise in full on such date of in-the-money warrants and options of Group) divided by the sum of the number of shares of New Common Stock then issued and outstanding plus the number of shares of New Common Stock underlying warrants, options and similar securities of Group (other than CVRs) that are then in-the-money exceeds $35.95. The aggregate number of such shares of New Common Stock is referred to as the “Applicable Shares;” the price per share of $35.95, subject to adjustment as described below, is referred to as the “CVR Strike Price;” and the per share amount of any such excess over the CVR Strike Price is referred to as the “Excess Equity Value Per Share.” If such a distribution is required, the number of CVR Shares to be distributed by Group equals the product of Excess Equity Value Per Share multiplied by the number of Applicable Shares divided by the CVR Strike Price. Such product of Excess Equity Value Per Share and the number of Applicable Shares is referred to as the “Excess Equity Value.”

Group will determine if and to the extent a distribution of CVR Shares is required on January 1 and July 1 of each year, commencing on the first such date (but in no event later than July 1, 2013) on which data is available to confirm that Group’s adjusted EBITDA for the immediately preceding four fiscal quarters is equal to at least $100 million, and upon a change of control of Group. Distributions of CVR Shares (if any) will be made within 45 calendar days of a determination by Group that a distribution is required.

Notwithstanding the foregoing, no distribution of CVR Shares is required to be made by Group unless Excess Equity Value exceeds $1 million as of any determination date.

Adjustments

The number of CVR Shares and the CVR Strike Price will be adjusted from time to time in connection with any stock dividend or distribution, or subdivision, split, combination, reclassification or recapitalization of the New Common Stock. In addition, if Group distributes to holders of New Common Stock any of its assets (including but not limited to cash), securities or rights to purchase securities of Group (other than any regular cash dividend not to exceed in any fiscal year 45% of the consolidated net income of Group for the immediately preceding fiscal year), then the number of CVR Shares will be increased and the CVR Strike Price will be decreased, in each case pursuant to the terms of the CVR Agreement. Additionally, in case of any reclassification, merger, consolidation, capital reorganization or other change in the capital stock of Group (other than in connection with a change of control) in which all or substantially all of the outstanding shares of New Common Stock are converted into or exchanged for stock, other securities or other property, Group shall make appropriate provision so that the holders of Contingent Value Rights shall thereafter be entitled to receive, at such time such holder would have otherwise been entitled to receive a distribution under the CVR Agreement, the kind and amount of stock and other securities and property having a value substantially equivalent to the value of New Common Stock that the holders of Contingent Value Rights would have been entitled to receive in connection with a distribution of CVR Shares immediately prior to such reclassification, merger, consolidation, reorganization or other change in the capital stock of Group at a CVR Strike Price that, in each case, is reasonably determined by the board of directors of Group after consultation with an independent valuation advisor to preserve, to the extent practicable, the intrinsic value of such CVR immediately prior to such event.

Expiration

The Contingent Value Rights will expire and the CVR Agreement will terminate upon the earliest to occur of: (1) the date upon which no further CVR Shares are available for distribution, (2) the consummation of a change of control (subject to any potential distribution of CVR Shares as a result thereof), and (3) July 1, 2019.

Transferability

The Contingent Value Rights may not be transferred by a holder thereof except: (i) with respect to a holder that is a natural person: (A) to a trust created solely for the benefit of such holder, or for such holder and members of such holder’s immediate family for estate planning purposes, (B) to the estate or heirs of such holder upon such holder’s death, or (C) to the spouse of such holder pursuant to a final divorce decree, and (ii) with respect to a holder that is not a natural person: (A) to a transferee or successor by operation of law of such holder upon a merger, consolidation or other similar transaction involving such holder, subject to certain exceptions or (B) any holder of equity interests in such holder of Contingent Value Rights who receives a pro rata distribution of Contingent Value Rights in connection with a complete liquidation or dissolution of such holder of Contingent Value Rights.

Notwithstanding the foregoing, a holder of Contingent Value Rights may sell, assign or transfer such person’s Contingent Value Rights to Group, and Group may from time to time purchase such Contingent Value Rights. Any such purchases shall be made at the sole discretion of Group, and Group shall have no obligation to make any such purchases at any time.

Rights of Holders

The Contingent Value Rights do not entitle the holder thereof to vote, receive dividends or be deemed for any purpose the holder of New Common Stock or any other securities of Group, nor will anything contained in the CVR Agreement be construed to confer upon any holder of Contingent Value Rights any of the rights of a stockholder of Group or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders, or to receive subscription rights, or to exercise appraisal rights, or otherwise.

Group shall not have any liability to any holder of Contingent Value Rights or any other person as a result of its inability to perform any of its obligations under the CVR Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation, including without limitation, any federal or state securities law; provided, however, that Group has agreed to use its commercially reasonable efforts to have any such injunction, order, decree or ruling lifted or otherwise overturned as soon as possible. The sole and exclusive remedy for breach or alleged breach by Group of its obligations under the CVR Agreement shall be the remedy of specific performance or similar equitable relief. In no event will any holder of Contingent Value Rights be entitled to monetary damages.

New Common Stock Issued Pursuant to the Contingent Value Rights

All shares of New Common Stock distributed to holders of Contingent Value Rights pursuant to the CVR Agreement will, at the time of distribution of such shares, be duly and validly authorized, fully paid and non-assessable.

Tax Matters

No distribution of CVR Shares will be made to or on behalf of any holder unless and until such holder has either (i) provided Group with a correct Taxpayer Identification Number and certain other information on Internal Revenue Service Form W-9 (or substitute Form W-9) or a valid, properly completed Form W-8, as applicable or (ii) made arrangements satisfactory to Group for the payment and satisfaction of any withholding obligations or other tax obligation that would be imposed upon Group in connection with such distribution of CVR Shares. Should any issue arise regarding federal income tax reporting or withholding, Group shall be entitled, in its sole discretion, to take or refrain from taking any action, and shall be fully protected and shall not be liable in any way to any person or entity for taking or refraining from taking such action.

Amendment of the CVR Agreement

As long as any Contingent Value Rights are outstanding, Group may amend the CVR Agreement or fail to perform any provision of the CVR Agreement without the approval of any holder of Contingent Value Rights, provided that no such amendment or failure to act adversely affects in any material respect the interests of the holders of Contingent Value Rights. In the event that any amendment to the CVR Agreement or failure to act would adversely affect the interests of the holders of Contingent Value Rights in any material respect, such amendment or failure to act shall be adopted or approved, as applicable, only with the written consent of holders of Contingent Value Rights holding more than fifty-percent (50%) of the outstanding Contingent Value Rights.

Item 2.	Exhibits.

Exhibit Number	Description
4.1	Contingent Value Rights Agreement

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
Date: July 1, 2009
	By:	/s/ Thomas R. Kloster
	Name:	Thomas R. Kloster
	Title:	Chief Financial Officer